Exhibit 99.2

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

Pro Forma Financial Information

Prepared in Connection with the Maintenance of the Company’s Form F-3

For the Six Months Ended June 30, 2026

On June 2, 2026, Betterware de México, S.A.P.I. de C.V. (“BeFra” or the “Company”) completed its previously announced acquisition (the “Tupperware Acquisition”) of 100% of the equity interests in Dart Mexico, Dart Brazil and CAV Sul (collectively, the “Acquired Entities” or the “Target”), representing Tupperware’s principal operating assets in Latin America, together with a perpetual, royalty-free and exclusive license to use the “Tupperware” brand throughout Latin America.

On August 12, 2026, BeFra filed a registration statement on Form F-3 (the “Form F-3”) that included unaudited pro forma condensed combined financial information for the year ended December 31, 2025 and as of December 31, 2025 (the “FY2025 Pro Forma Information”), giving effect to the Tupperware Acquisition as if it had occurred on January 1, 2025, for statement of operations purposes, and on December 31, 2025, for balance sheet purposes, which Form F-3 was declared effective by the U.S. Securities and Exchange Commission on August 24, 2026. The FY2025 Pro Forma Information is not being amended, restated or superseded by this Exhibit. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2026 presented in this Exhibit (the “Interim Pro Forma Statement”) is additional information prepared in connection with the Company’s ongoing reporting obligations under the Securities Exchange Act of 1934, as amended.

The Tupperware Acquisition closed during the six-month period ended June 30, 2026. As a result, BeFra’s historical unaudited condensed consolidated financial statements for the six months ended June 30, 2026 already include the results of the Acquired Entities from the acquisition date through June 30, 2026. The Interim Pro Forma Statement therefore presents the Acquired Entities’ pre-acquisition results as a discrete historical stub-period column, rather than presenting a full six-month Target period and separately eliminating the post-acquisition portion. The Interim Pro Forma Statement combines:

●	BeFra’s historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2026, which already reflects the Acquired Entities’ results for the post-closing period (see Exhibit 99.1 to the Report on Form 6-K to which this pro forma financial information is furnished as Exhibit 99.2);

●	the Acquired Entities’ historical combined results of operations for the pre-acquisition stub period from January 1, 2026 through May 31, 2026;

●	pro forma transaction accounting adjustments applicable to that pre-acquisition stub period, determined using the same methodology as the corresponding adjustments included in the FY2025 Pro Forma Information; to arrive at

●	Pro Forma Combined results of operations for the six months ended June 30, 2026.

No pro forma condensed combined balance sheet as of June 30, 2026 is presented, because the Tupperware Acquisition is already reflected in BeFra’s historical unaudited condensed consolidated statement of financial position as of that date.

The Interim Pro Forma Statement is presented for illustrative and informational purposes only. It does not purport to represent what BeFra’s actual combined results of operations would have been had the Tupperware Acquisition occurred on the dates indicated, nor is it necessarily indicative of future results of operations, and it does not reflect any cost savings, operating synergies or revenue enhancements that may be realized, or costs that may be incurred to achieve them.

The Interim Pro Forma Statement should be read together with:

●	the FY2025 Pro Forma Information included in the Form F-3;

●	BeFra’s audited consolidated financial statements included in its Annual Report on Form 20-F;

●	BeFra’s unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2026 (see Exhibit 99.1 to the Report on Form 6-K to which this pro forma financial information is furnished as Exhibit 99.2); and

●	the historical financial information of the Acquired Entities for the pre-acquisition stub period.

Acquired Entities’ Pre-Acquisition Historical Financial Information (Unaudited)

For the Period from January 1 through May 31, 2026 (Pre-Acquisition)

The following section presents an indication of the stand-alone financial information of the Acquired Entities for the pre-acquisition period from January 1 through May 31, 2026, for inclusion together with this Exhibit.

Tupperware

Combined Statement of Operations (Unaudited)

For the period from January 1 through May 31, 2026
(In thousands of Mexican pesos)

	Dart Mexico	Dart Brazil	Cav Sul	Eliminations	Combined
Net revenue	1,192,599	454,210	347,272	(3,722)	1,990,359
Cost of sales	(464,163)	(306,013)	(177,772)	4,117	(943,831)
Gross profit	728,437	148,197	169,500	395	1,046,528
Administrative expenses	(107,269)	(152,772)	120,598	—	(139,443)
Selling expenses	(167,236)	(57,610)	(82,590)	—	(307,436)
Distribution expenses	(50,345)	(22,241)	(18,942)	—	(91,528)
Total operating expenses	(324,850)	(232,623)	19,066	—	(538,407)
Operating income	403,587	(84,426)	188,566	395	508,121
Interest income / expense, net	(5,741)	(304)	904	—	(5,140)
Foreign exchange gain (loss), net	(12,010)	2,981	(561)	—	(9,590)
Financing cost, net	(17,751)	2,678	343	—	(14,730)
Income before income taxes	385,836	(81,748)	188,909	395	493,391
Income taxes	(22,620)	(4,161)	(13,385)	—	(40,166)
Net income	363,216	(85,910)	175,524	395	453,225

Note 1 — Description of the Business

The acquired Mexico operations (the “Tupperware Mexico Business”) were historically conducted through Dart México, the manufacturing entity, and other affiliate companies through which finished products were sold to customers and which provided administrative and sales-personnel services.

The acquired Brazil operations (the “Tupperware Brazil Business”) were historically conducted through two operating entities: Dart Brasil, the manufacturing entity, and Cav Sul, the entity through which finished products were sold to customers.

Note 2 — Basis of Presentation

The accompanying unaudited pre-acquisition historical financial information presents the results of Dart Mexico, Dart Brazil and Cav Sul for the period from January 1, 2026 through May 31, 2026 and has been prepared solely to support the unaudited pro forma condensed combined statement of operations.

The historical information has been derived from the books and records of the Acquired Entities and conformed to IFRS Accounting Standards as issued by the IASB and to BeFra’s accounting policies for purposes of the pro forma presentation. Presentation reclassifications and functional expense alignment are distinguished from recognition or measurement adjustments and from acquisition and financing adjustments, as described in Note 3 below.

The combined historical stub revenue presented above is MXN 1,990,359 thousand. The Company’s July 23, 2026 Form 6-K separately disclosed supplemental, non-IFRS January-through-May revenue of MXN 1,819,298 thousand for the Tupperware business. The MXN 171,061 thousand difference primarily reflects refinements based on more complete financial information subsequently available to the Company.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2026

The Tupperware Acquisition closed on June 2, 2026. The unaudited pro forma condensed combined statement of operations combines BeFra’s historical six-month results, the Acquired Entities’ pre-acquisition results and the transaction accounting adjustments described below. For the annual 2025 and interim 2026 pro forma presentation, the acquisition and financing are assumed to have occurred on January 1, 2025, the beginning of the most recently completed fiscal year presented. This differs from the January 1, 2026 assumption used for the IFRS 3 information in Interim q2 -2026 FS, Note 3.

Betterware de México, S.A.P.I. de C.V.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the six months ended June 30, 2026
(In thousands of Mexican pesos, except per-share data)

	BeFra historical	Target historical stub*	Transaction adjustments	Pro forma combined
Revenue	7,671,054	1,990,359	—	9,661,413
Cost of sales	(2,619,520)	(943,831)	(7,820)	(3,571,171)
Gross profit	5,051,534	1,046,528	(7,820)	6,090,242
Administrative expenses	(1,356,765)	(139,443)	(7,495)	(1,503,703)
Selling expenses	(2,115,090)	(307,436)	—	(2,422,526)
Distribution expenses	(379,191)	(91,528)	—	(470,719)
Total operating expenses	(3,851,046)	(538,407)	(7,495)	(4,396,948)
Operating income	1,200,488	508,121	(15,315)	1,693,294
Interest expense	(221,269)	—	(148,712)	(369,981)
Interest income	16,148	(5,140)	—	11,008
Foreign exchange gain (loss), net	(13,410)	(9,590)	—	(23,000)
Financing cost, net	(218,531)	(14,730)	(148,712)	(381,973)
Income before income taxes	981,957	493,391	(164,027)	1,311,321
Income taxes	(305,991)	(40,166)	46,960	(299,197)
Net income including non-controlling interests	675,966	453,225	(117,067)	1,012,124
Non-controlling interests	(37)	—	—	(37)
Net income attributable to owners	675,929	453,225	(117,067)	1,012,087
Basic earnings per share (MXN)	17.98	—	—	25.63
Diluted earnings per share (MXN)	17.98	—	—	25.63

*	The Target’s historical results included in the unaudited pro forma financial information cover the period from January 1 through May 31, 2026. The acquisition was completed on June 2, 2026. Accordingly, the Target’s results for June 1, 2026 are not included in the unaudited pro forma financial information. The impact of this one-day period was evaluated and determined to be immaterial.

Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations

Note 1 — Basis of Presentation

The accompanying unaudited pro forma condensed combined statement of operations has been prepared in accordance with Article 11 of Regulation S-X, using the January 1, 2026 assumed transaction date described in the introduction for the annual and interim presentation. It is for illustrative purposes only and is not necessarily indicative of actual or future results. Non-recurring transaction costs and financing effects are applied consistently across periods and are not duplicated merely because annual and interim information is presented.

Note 2 — Transaction Accounting Adjustments

(a) Production molds - Depreciation. The current adjustment of MXN 7,820 thousand reflects depreciation attributed to the acquired molds for the period not already reflected in BeFra’s historical results. It is based on the provisional acquisition amounts and does not represent depreciation of a completed fair-value step-up. The amount is subject to reconciliation with the cost base, remaining useful life and depreciation included in the historical columns.

(b) Acquisition-related costs - Reflects MXN $7,495 thousand of acquisition-related transaction costs incurred in connection with the Tupperware Acquisition that had not been recognized in the Company’s historical consolidated statement of profit or loss as of June 30, 2026. For purposes of the unaudited pro forma condensed combined statement of operations, these costs have been recognized within administrative expenses, as if the Tupperware Acquisition had occurred on January 1, 2025. These costs are excluded from the consideration transferred in accordance with IFRS 3.

(c) Acquisition financing - Interest expense. Reflects MXN 148,712 thousand of interest expense associated with the syndicated financing obtained to fund the cash portion of the acquisition consideration, including the amortization of debt issuance costs under the effective interest method. The syndicated credit facility has an outstanding principal balance of MXN 3,805.5 million and bears interest at TIIEF plus a contractual margin. For purposes of the pro forma adjustment, the annual TIIEF reference rate used was 6.48% and the applicable contractual margin was 1.25%, resulting in a total annual interest rate of 7.73% .

The adjustment reflects the financing expense that would have been recognized had the acquisition financing been outstanding from the beginning of the pro forma period, together with the applicable amortization of directly attributable debt issuance costs, and is adjusted for financing expense already reflected in the historical financial information to avoid duplication.

Because the interest rate on the syndicated facility is variable, the following table presents the effect of a 0.125% point increase or decrease in the assumed variable interest rate. The sensitivity was calculated by applying the 0.125 percentage point change to the MXN 3,805.5 million principal balance for the five-month pre-acquisition period from January 1 through May 31, 2026, holding the principal balance, modeled period, debt issuance cost amortization and all other assumptions constant.

Sensitivity to +/-0.125 percentage points	Absolute change
Pro forma interest expense (MXN thousands)	1,982
Pro forma net income (MXN thousands)	1,387
Pro forma basic and diluted EPS (MXN)	0.035

A 0.125 percentage point increase in the assumed variable interest rate would increase pro forma interest expense by approximately MXN 1,982 thousand, decrease pro forma net income by approximately MXN 1,387 thousand, and reduce pro forma basic and diluted earnings per share by approximately MXN 0.035. A 0.125 percentage point decrease in the assumed variable interest rate would have an equal and opposite effect.

(d) Income taxes. The current income-tax benefit is MXN 46,960 thousand, representing approximately 30% of the MXN 156,532 thousand aggregate molds and financing adjustments. The tax treatment of the separate MXN 7,495 thousand transaction-cost adjustment and the applicable jurisdictional and deductibility considerations are assessed separately; the current benefit does not include a tax effect on those costs.

Note 3 — Pro Forma Earnings per Share

Pro forma basic and diluted earnings per share are calculated using the current pro forma net income attributable to owners of MXN 1,012,087 thousand and 39,485,053 ordinary shares, including the 2,241,133 acquisition shares from the assumed beginning of the period. The resulting EPS is MXN 25.63. Historical EPS is MXN 17.98, using the six-month weighted-average shares described in interim Q2-2026 FS, Note 7. These calculations must be updated if the underlying adjustments change. No dilutive potential ordinary shares have been identified.

Note 4 — Preliminary Acquisition Accounting and Transaction Costs

The acquisition accounting reflected in the unaudited pro forma financial information remains preliminary. The Company is continuing to work with its valuation and tax specialists to finalize the acquisition-date fair values of the identifiable assets acquired and liabilities assumed in the Tupperware Acquisition, including property, plant and equipment, the acquisition-date fair value of the equity consideration and the related deferred tax effects.

Based on the valuation work performed to date, management believes that the final acquisition-date fair value adjustments could differ materially from the preliminary amounts reflected in the unaudited pro forma financial information. However, as of the date of this filing, management does not have sufficient completed valuation information to reasonably estimate the aggregate amount, or a reliable range, of the potential effect of those adjustments.

The final purchase price allocation may result in changes to the amounts assigned to property, plant and equipment, intangible assets, deferred tax assets and liabilities and, consequently, to depreciation and amortization expense, income tax expense, net income and the amount of goodwill or any gain on a bargain purchase ultimately recognized.

Accordingly, the unaudited pro forma financial information should not be interpreted as reflecting the final acquisition accounting for the Tupperware Acquisition, and the ultimate effects of the finalized purchase price allocation could be materially different from the amounts presented herein.

Management will finalize the acquisition accounting as additional information regarding facts and circumstances existing as of the acquisition date becomes available within the measurement period permitted under IFRS 3.

Differences from the 2025 pro forma and any required changes to that presentation are evaluated separately. The description of the remaining work does not imply that completion will have no material effect.

Note 5 - Historical Presentation Adjustments

The acquired historical figures are presented after the caption and functional presentation adjustments described in Note 2 to the pre-acquisition historical information in this Appendix. Such presentation adjustments are separate from the acquisition and financing adjustments in Note 2. No recognition or measurement difference is treated solely as a reclassification.